SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

China Techfaith Wireless Communication Technology Limited

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

G84383101

(CUSIP Number)

December 31, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G84383101	Schedule 13G	Page 2 of 5 pages

1	Name of Reporting Person Active Century Holdings Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 57,204,066 ordinary shares
	6	Shared Voting Power 0
	7	Sole Dispositive Power 57,204,066 ordinary shares
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 57,204,066 ordinary shares
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent Of Class Represented By Amount In Row 9 7.2%
12	Type of Reporting Person CO

CUSIP No. G84383101	Schedule 13G	Page 3 of 5 pages

Item 1	(a).	Name of Issuer:

China Techfaith Wireless Communication Technology Limited (the “Issuer”)

Item 1	(b).	Address of Issuer’s Principal Executive Offices:

Building C, No. 5A Rong Chang East Street

Beijing Economic-Technological Development Area (Yi Zhuang)

Beijing 100176, People’s Republic of China

Item 2	(a).	Name of Person Filing:

Active Century Holdings Limited

Item 2	(b).	Address of Principal Business Office or, if None, Residence:

Active Century Holdings Limited 9th Floor, Hutchinson House, 10 Harcourt Road Central, Hong Kong

Item 2	(c)	Citizenship:

British Virgin Islands

Item 2	(d).	Title of Class of Securities:

Ordinary Shares

Item 2	(e).	CUSIP Number:

G84383101

Item 3.		If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the persons filing is a:

Not applicable

Item 4.		Ownership:

The following information with respect to the ownership of the Ordinary Shares of the issuer by the reporting persons is provided as of December 31, 2012.

CUSIP No. G84383101	Schedule 13G	Page 4 of 5 pages

Reporting Person	Amount beneficially owned:	Percent of class:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Active Century Holdings Limited	57,204,066	7.2%	57,204,066	0	57,204,066	0

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable

Item 8.	Identification and Classification of Members of the Group:

Not applicable

Item 9.	Notice of Dissolution of Group:

Not applicable

Item 10.	Certifications:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 30, 2013

Active Century Holdings Limited	By:	/s/ Xu Enhai
	Name:	Xu Enhai
	Title:	Director